Exhibit 99.2

Agreement and Plan of Acquisition

Between

Corpus Resources Corporation (“CRC”) and Biokhan Co. Ltd. (“BKC”)

CRC and BKC being sometimes referred to herein as the “Parties.”

Whereas, the board of directors of each Party deems it advisable that the Parties enter this agreement (the “Agreement and Plan of Acquisition”);

Now, THEREFORE, in consideration of the premises and the respective mutual covenants, representations and warranties herein contained, the parties agree as follows:

1.

ACQUIRING CORPORATION. CRC shall acquire 100% of the issued share capital of BKC.

2.

ACQUISITION DATE. The Acquisition shall become effective (the “Acquisition Date”) upon the completion of all of the respective obligations pursuant to this agreement, including the completion and submission to CRC of the complete audited financial statements of BKC for the years ended December 31, 2008 and 2007; and

Adoption of this agreement by the Parties pursuant to the General Corporation Law of Korea.

3.

GOVERNING LAW. The Agreement shall be governed by the laws of the Province of British Columbia.

4.

CERTIFICATE OF INCORPORATION. The Articles of Incorporation of the Parties shall be the Articles of Incorporation of the surviving corporations from and after the Acquisition Date and subject to the right of each to amend their Articles of Incorporation in accordance with the laws of the jurisdiction of their incorporation.

5.

BYLAWS. The Bylaws of the Parties shall be the Bylaws of the surviving corporations from and after the Acquisition Date, as in effect on the date of this agreement and subject to the right of each to amend their Bylaws in accordance with the laws of the State of their incorporation.

6.

BOARD OF DIRECTORS AND OFFICERS. The officers and directors of the Parties, or such other persons as shall be selected according to previous agreement between the Parties.

7.

PREVIOUS AGREEMENTS. This agreement incorporates and includes all previous signed agreements and intent of the Parties.

8.

CONVERSION. The mode of carrying  the Acquisition into effect and the manner and basis of surrendering the shares of BKC for shares of CRC are as follows:

8.1.1

 21,307,000 shares of BKC Common stock issued and outstanding on the Acquisition day shall, by virtue of this Agreement and without any action on the part of the holders thereof, be               converted into 21,307,000 Common shares of CRC adjusted by any increase for fractional shares and reduced by any Dissenting Shares (defined below).

8.1.1.2     Up to an additional 10,653,500 shares of CRC may be issued pro rata to the shareholders of BKC when the June 30th, 2009 financial statement of BKC and reviewed by the PCAOB approved auditor proves net tangible assets of BKC exceeds U$10,000,000 as stated in the 6-K filings submitted to SEC.

The increase of net tangible asset excludes  the capital injection from the outside funding by CRC

The Common Stock to be issued hereunder by CRC (“the Shares”) will be issued pursuant to Section 4(2) of the Securities Act of 1993, or regulation S, and/or Rule 506 of the general rules and Regulation of the Securities and Exchange Commission, will be restricted as to transferability pursuant to Rule 144 thereof, and will bear substantially the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1993 (THE “ACT”) AND ARE “RESTRICTED SECRUITIES” AS THAT TERM IS DEFINED IN RULE 144 UNDER ACT.

 THE SECURITIES MAY NOT BE OFFRED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN REGISTRATION STATEMENT UNDER ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFATION OF I44B.”

8.1

    Upon the completion of this acquisition, there shall be approximately 45,472,727 shares of CRC issued.

Any increase of the net tangible assets of BKC excludes any capital injections from funding by CRC

8.2

    All the outstanding warrants, options or other rights to the Common or Preferred Stock of BKC shall be retired and cancelled as of the Acquisition Date.

8.3

   Each share of BKC that is owned by BKC as treasury stock shall, by virtue of the Acquisition and without any action on the part of BKC, be retired and cancelled as of the Acquisition Date.

8.4

    Each certificate evidencing ownership of shares of CRC issued and outstanding on the Acquisition Date or held by CRC in its treasury shall continue to evidence ownership of the same number of shares of CRC Common Stock.

8.5

    CRC Stock shall be issued to the holders of BKC Common Stock in exchange for their shares as provided by BKC and the shareholders of BKC.

8.6

    The shares of CRC Common stock to be issued in exchange for BKC Common stock hereunder shall be proportionately reduced by any shares owned by BKC shareholders who shall be timely objected to the Acquisition (the “Dissenting Shares”) in accordance with the provisions of the General Corporation Law of Korea as provided therein.

9.

EXCHANGE OF CERTIFICATIONS. As promptly as practicable after the Acquisition Date, each holder of an outstanding certificate or certificates therefore representing shares of BKC Common stock (other than certificates representing Dissenting Shares) shall surrender such certificate(s) for cancellation to the party designated herein to handle such exchange (the “Exchange Agent”), and shall receive in exchange for each 1 share of BKC a certificate(s) representing 1.5 shares of CRC.

10.

UNEXCHANGED CERTIFICATES. Until surrendered, each outstanding certificate that prior to the Acquisition Date represented BKC Common Stock (other than certificates representing dissenting Shares) shall be deemed for all purpose, other than the payment of dividends or other distributions, to evidence ownership of the number of shares of CRC Common stock into which was converted. No dividend or other distribution payable to holders of CRC Common Stock as of any date subsequent to the Acquisition date shall be paid to the holders of outstanding certificates of  BKC common Shares; provided, however, that upon surrender and exchange of such outstanding certificates (other than certificates representing Dissenting Shares), there shall be paid to the record holders of the certificates issued in exchange therefore the amount, without interest thereon, of dividends and other distributions that would have been payable subsequent to the Acquisition Date with respect to the shares of CRC Common stock represented thereby.

11.

EFFECTIVE ON THE ACQUISITION.  On the acquisition date, BKC shall become a subsidiary company continued by statute, and it shall be acquired by CRC.

12.

REPRESENTATIONS AND WARRANTIES OF BKC.  BKC represents and warrants that:

12.1

CORPORATE ORGANIZATION AND GOOD STANDING. BKC is a corporation duly organized, validly existing, and in good standing under the laws of Korea, and is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification.

12.2

 CAPITALIZATION. BKC’s authorized capital consists of 21,307,000 shares of Common Stock of which approximately 21,307,000 shares are issued and outstanding.

12.3

ISSUED STOCK. All the outstanding shares of its Common stock are duly authorized and validly issued, fully paid and non-assessable.

12.4

STOCK RIGHTS. There are no stock grants, options, rights, warrants or other rights to purchase or obtain BKC Common shares issued or committed to be issued.

12.5

CORPORATE AUTHORITY.  BKC has all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as it is now being conducted and to execute, deliver, perform and concluded the transactions contemplated by this agreement and all other agreements and instruments related to this agreement.

12.6

SUBSIDIARIES. BKC has no subsidiaries.

12.7

LITIGATION. There is not, to the knowledge of BKC, Any pending, threatened, or existing litigation, bankruptcy, criminal, civil, or regulatory proceeding or investigation, threatened or contemplated against BKC or against its officers.

12.8

TITLE. BKC has good and marketable title to all the real property and good and valid title to all other property included in its most recent financial statements. The properties of BKC are not subject to any mortgage, encumbrance, or lien of any kind except minor encumbrances that do not materially interfere with the use of the property in the conduct of the business of BKC.

12.9

CONTRACTS. BKC is not party to any material contract not in the ordinary course of business that is to be performed in whole or in part at or after the date of this agreement other than as has been previously disclosed to CRC.

12.10

TAX RETURNS. All required tax returns for federal, state, country, municipal, local, foreign and other taxes and assessments have been properly prepared and filed by BKC for all years for which such has been filed. Any and all federal, state, country, municipal, local, foreign and other taxes and assessments, including any and all interest, penalties and additions imposed with respect to such amounts have been paid or provided for.

12.11

NO VIOLATION.  Consummation of the Acquisition will not constitute or result in a breach or default under provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgement, decree, law, or regulation to which any property of BKC is subject or which BKC is bound.

13.

REPRESENTATIONS AND WARRANTIES OF CRC. CRC represents and warrants that:

13.1

 CORPORATE ORGANIZATION AND GOOD STANDING. CRC is a corporation duly organized, validly existing, and in good standing under the laws of Canada, and is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification.

13.2

CAPITALIZATION. CRC’s authorized capital consists of 100,000,000 shares of Common Stock of par value, of which 25,472,727 shares are issued and outstanding.

13.3

Options and warrants.  CRC shall honor all the options and warrants issued prior to Dec 31st 2008 and reserve the right to issue additional shares for debt and salary for management compensation accrued and payable at Dec 31st 2008, to be issued within 3 months of the Closing Date.

13.4

There will be no other debt to be incurred after the closing date and all the debt of CRC Shall be in the financial statements of the company.

13.5

ISSUED STOCK. All the outstanding shares of its Common stock are duly authorized and validly issued, fully paid and non-assessable.

13.6

CORPORATE AUTHORITY.  CRC has all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as it is now being conducted and to execute, deliver, perform and concluded the transactions contemplated by this agreement and all other agreements and instruments related to this agreement.

13.7

TITLE. CRC has good and marketable title to all the real property and good and valid title to all other property included in its most recent financial statements. The properties of CRC are not subject to any mortgage, encumbrance, or lien of any kind except minor encumbrances that do not materially interfere with the use of the property in the conduct of the business of CRC.

13.8

NO VIOLATION.  Consummation of the Acquisition will not constitute or result in a breach or default under provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgement, decree, law, or regulation to which any property of CRC is subject or which CRC is bound.

13.9

REPORTING COMPANY STATUS. CRC has filed with the Securities and Exchange Commission a registration statement on Form 20F which became effective pursuant to the Securities Exchange Act of 1934 and is a reporting issuer pursuant to Section 12(g) there under.

13.10

REPORTING COMPANY FILINGS.  CRC has filed and is current on all reports required to be filed by it pursuant to Section13 of the Securities Exchange Act of 1934.

14.

CONDUCT OF BKC PENDING THE ACQUISITION DATE. BKC covenants that between the date of this agreement and the acquisitions date:

- No change will be made in BKC’s Certificate of Incorporation or Bylaws.

- BKC will not make any change in its authorized or issued capital stock, declare or pay any dividend or other distribution, or issue, encumber, purchase or otherwise acquire any of its capital stock other than as provided herein.

- BKC will use its best efforts to maintain and preserve its business organization, employee relationships and goodwill intact, and will not enter into any material commitment except in the ordinary course of business.

15.

CONDUCT OF CRC PENDING THE ACQUISITION DATE. CRC covenants that between the date of this Agreement and the Acquisition Date:

- No Change will be made in the CRC’s Articles of incorporation or Bylaws.

- CRC will use its best efforts to maintain and preserve its business organization, employee relationships, and goodwill intact, and will not enter into any material commitment except in the ordinary course of business.

16.

CONDITIONS PRECEDENT TO OBLIGATION OF BKC. The obligations of BKC to consummate this Acquisition shall be subject to fulfilment on or before the Acquisition Date of each of the following conditions, unless waived in writing by CRC.

- BKC’S REPRESENTATIONS AND WARRANTIES.  The representations and warranties of BKC set forth herein shall be true and correct at the Acquisition Date as though made at and as of that date, except as affected by transactions contemplated hereby.

- BKC’S COVENANTS. BKC shall have performed all covenants required by this agreement to be performed by them on or before the Acquisitions Date.

- APPROVAL. This agreement shall have been approved by BKC in such manner as is required by law including all appropriate action by directors and, if required, by shareholders.

17.

CONDITIONS PRECEDENT TO OBLIGATION OF CRC. The obligations of CRC to consummate this acquisition shall be subject to fulfillment on or before the Acquisition Date of each of the following conditions, unless waived in writing by BKC:

- CRC ’S REPRESENTATIONS AND WARRANTIES.  The representations and warranties of CRC set forth herein shall be true and correct at the Acquisition Date as though made at and as of that date, except as affected by transactions contemplated hereby.

- CRC’S COVENATS. CRC shall have performed all covenants required by this agreement to be performed by them on or before the Acquisitions Date.

- APPROVAL. This agreement shall have been approved by CRC in such manner as is required by law including all appropriate action by directors and, if required, by shareholders.

18.

ACCESS. From the date hereof to the Acquisition Date, CRC and BKC shall provide each other with such information and permit each other’s officers and representatives such access to its properties and books and records as the other may from time to time reasonably request. If the Acquisition is not consummated, all documents received in connection with this agreement shall be returned to the party furnishing such documents, and all information so received shall be treated as confidential.

19.

CLOSING.

19.1.   The transfers and deliveries to be made pursuant to this agreement ( the “Closing”) shall be made by and take place at the offices of the Exchange Agent or other location designated by the Parties without requiring  the meeting of the parties hereof. All proceedings to be taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor  documents deemed executed or delivered until all have been taken, delivered and executed.

19.2     Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission required by this agreement or any signature required thereon may be used in lieu of an original writing or transmission or signature for any and all purposes for which the original could be used, provided that such copy, facsimile telecommunication or other reproduction shall complete reproduction of the entire original writing or transmission or original signature.

19.3     At the Closing, BKC shall deliver to the Exchange Agent in satisfactory form, if not already delivered to CRC:

(a)

A list of the holders record of the shares of BKC Common Stock being exchanged, with an itemization of the number of shares held by each, the address of each holder, and the aggregate number of shares of CRC Common Stock to be issued to each holder ;

(b)

Evidence of the execution and adoption of this Agreement in such manner as is required by law including all appropriate action by directors and, if required, by shareholders;

(c)

Certified copies of the resolutions of the board of director of BKC authorizing the execution of this agreement and the consummation of the acquisition;

(d)

Any document as may be specified herein or required to satisfy the conditions, representations and warranties enumerated elsewhere herein; and

(e)

The shares certificate for the outstanding Common Stock of BKC to be exchanged hereunder or, where any such certificate is not delivered, an affidavit of lost certificate or other reason for non-delivery. Each share certificate shall be endorsed for transfer by the holder therof.

19.4     At the Closing, CRC shall deliver to the Exchange Agent in satisfactory form, if not already delivered to BKC.

(a)

A list of its shareholders of record;

(b)

Evidence of the execution and adoption of this Agreement in such manner as is required by law including all appropriated action by directors and, if required, by shareholders;

(c)

Certified copies of the resolutions of the board of director of CRC authorizing the execution of this agreement and the consummation of the acquisition;

(d)

Any document as may be specified herein or required to satisfy the conditions, representations and warranties enumerated elsewhere herein; and

(e)

The shares certificated for the outstanding Common Stock of CRC (the “CRC Certificates”) to  be delivered to the shareholders of BKC hereunder, in proper names and amounts, as instructed by the Exchange Agent  and bearing legends, if any, required and appropriate under applicable securities laws.

19.5     RELEASE OF COSIDERATION. Upon completion of the Acquisition the Exchange Agent is expressly authorized to:

(a)

deliver the BKC Certificates to CRC;

(b)  deliver the CRC Certificates to the BKC Shareholders

20.

SURVIVAL OF REPRESENTATIONS AND WARRATIES.  The representations and warranties of the Parties set out herein shall survive the Acquisition Date.

21.

ARBITRATION.

21.1

SCOPE. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this agreement or any other cause, will be resolved by arbitration before the American Arbitrations Association within the District of Columbia.

21.2

CONSENT TO JURISDICTION, SITUS AND JUDGEMENT.  The parties hereby irrevocably consent to the jurisdiction of American Arbitration Association and the situs of arbitration (and any requests for injunctive or other equitable relief) within the District of Columbia. Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards.

21.3

APPLICABLE LAW. The law applicable to the arbitration and this agreement shall be that of the Province of British Columbia, determined without regard to its provisions which would otherwise apply to a question of conflict of laws.

21.4

DISCLOSURE AND DISCOVERY.  The arbitrator may, in its discretions, allow the parties to make reasonable disclosure and discovery in regard to any matters which are the subject of the arbitration and to compel compliance with all or any of the disclosure and discovery provisions of the Federal Rules of Civil Procedure, as they then exist, as may be modified by the arbitrator consistent with the desire to simplify the conduct and minimize the expense of the arbitration.

21.5

RULES OF LAW. Regardless of any practices of arbitration to the contrary, the arbitrator will apply the rules of contract and other law of the jurisdiction whose law applies to the arbitration so that the decision of the arbitrator will be, as much as possible, the same as if the dispute had been determined by a court of competent jurisdiction.

21.6

FINALITY AND FEES. Any award or decision by the American Arbitration Association shall be final, binding and non-appealable except as to errors of law or the failure of the arbitrator to adhere to the arbitration provisions contained in this agreement. Each party to the arbitration shall pay its own costs and counsel fees except as specifically provided otherwise in this agreement.

21.7

MEASURE OF DAMAGES. In any adverse action, the parties shall restrict themselves to claim for compensatory damages and/or securities issued or to be issued and no claims shall be made by any party or affiliate for lost profits, punitive or multiple damages.

21.8

COVENANT NOT TO SUE. The parties covenant that under no conditions will any party or any affiliate file any action against the other (except only requests for injunctive or other equitable relief) in any forum other than before the American Arbitration Association, and the parties agree that any such action, if filed, shall be dismissed upon application and shall be referred for arbitration hereunder with costs and attorney’s fee to the prevailing party.

21.9

INTENTION. It is the intentions of the parties and their affiliates that all disputes of any nature between them, whenever arising, whether in regard to this agreement or any other matter, from whatever cause, based  on whatever law, rule or regulation, whether statutory or common law, and however characterized, be decided by arbitration as provided herein and that no party or affiliate be required to litigate in any other forum any disputes or other matters except for requests for injunctive or equitable relief. This Agreement shall be interpreted in conformance with this stated intent of parties and their affiliates.

21.10

SURVIVAL. The provisions for arbitration contained herein shall survive the termination of this agreement for any reason.

22.

GENERAL PROVISIONS.

22.1

FURTHER ASSURANCE. From time to time, each party will execute such additional instruments and take such actions as may be reasonably required to carry on the intent and purpose of this agreement.

22.2

WAIVER. Any failure on the part of either party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

22.3

BROKERS. Each party agrees to indemnify and hold harmless the other party against any fee, loss, or expense arising out of claims by brokers or finders employed or alleged to have been employed by the indemnifying party.

22.4

NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first-class certified mail, return receipt requested, or recognized commercial courier services, as follows:

If to BKC. To: 85-3, Nonhyeon-dong, Gangnam-gu, Seoul, Korea 135-010

If to CRC. To: 1500 E. Tropicana Ave., Suite 100 Las Vegas, Nevada 89119

23.

ASSIGNMENT. This agreement shall be inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns; provided, however, that any assignment by either party of its rights under this agreement without the written consent of the other party shall be void.

24.

COUNTERPARTS. This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures sent by facsimile transmission shall be deemed to be evidence of the original execution thereof.

25.

EXCHANGE AGENT AND CLOSING DATE. The exchange agent shall be Biokhan Co.Ltd. in Seoul, Korea. The Closing shall take place upon the fulfillment by each party of all the conditions of Closing required herein, but not later than 60 days following execution of this Agreement unless extended by mutual consent of the parties.

26.

REVIEW OF AGREEMENT. Each party acknowledges that it has had time to review this Agreement and, as desired, consult with counsel.  In the interpretation of this agreement, no adverse presumption shall be made against any party on the basis that it has prepared, or participated in the preparation of, this Agreement.

27.

CLOSING DATE. It is the intention of the parties to meet all obligations to close this agreement April 30th, 2009.

28.

SCHEDULES. All schedules attached hereto, if any, shall be acknowledged by the Parties.

Schedule A is attached.

Approved and Accepted by:

Biokhan Co. Ltd.

Signed by

/s/  Tae Hoon Kim

Dated:

February 27, 2009

By Kim, Tae Hoon, President

Approved and Accepted by:

Corpus Resources Corporation

Signed by

/s/ Jai Woo Lee

Dated:

February 27, 2009

By Lee, Jai woo, President

SCHEDULE A

To the

Agreement and Plan of Acquisition

between

Corpus Resources Corporation (“CRC”) and Biokhan Co. Ltd. (“BKC”)

CRC and BKC being sometimes referred to herein as the “Parties”

EFFECTIVE DATE. The effective date of this agreement between the Parties is January 2, 2009

CLOSING DATE. The closing date of this agreement between the Parties shall be April 30, 2009 or on such date where all pre conditions have been met by the Parties or on any other such date as agreed to by the Parties

ACQUISITION DATE. The agreement shall be dated at the date of signing by both Parties